Exhibit 4.16

Convenience Translation from the German Original

KIM SCHINDELHAUER

Chairman of the Supervisory board of

AIXTRON AG

Mr Timothy McEntee

Member of the Board

of AIXTRON AG

Kackertstr. 15-17

D-52072 Aachen

Date:   December 3, 2003

Board service contracts — regulation on profit-sharing bonus

Dear Mr McEntee

As our auditor Mr Plath has informed me, the formulation concerning the regulation on the profit-sharing bonus is capable of being misunderstood or is even incorrect in respect of s. 315 ff. BGB that is referred to.

In order to correct this, the formulation for the basis of the calculation of the profit-sharing bonus for the board is:

The consolidated profit for the year results from the consolidated accounts of the company, audited by and issued with the opinion of the auditor of the consolidated accounts, less any consolidated loss brought forward from previous years and any amounts that are to be transferred from the profit for the year of AIXTRON AG to the retained earnings in accordance with the law or the articles of association.

I would ask you to confirm by signing this letter that you agree to this formulation as a replacement for the formulation contained in your current service contract.

Yours sincerely

[signed]

Kim Schindelhauer

I agree to the amendment:

[signed]                                                                                 12/23/03

Timothy McEntee                                                                Date